Exhibit 99.6

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Three and Six Months Ended 30 September 2025

James Hardie Industries plc
Index

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of James Hardie Industries plc
Results of Review of Interim Financial Statements
We have reviewed the accompanying condensed consolidated balance sheet of James Hardie Industries plc (“the Company”) as of 30 September 2025, the related condensed consolidated statements of operations and comprehensive income (loss) for the three and six-month periods ended 30 September 2025 and 2024, the condensed consolidated statements of cash flows for the six-month periods ended 30 September 2025 and 2024, the condensed consolidated statements of changes in shareholders' equity for the three and six-month periods ended 30 September 2025 and 2024, and the related notes (collectively referred to as the "condensed consolidated interim financial statements"). Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of 31 March 2025, the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders' equity for the year then ended, and the related notes (not presented herein); and in our report dated 20 May 2025, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of 31 March 2025, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Basis for Review Results
These financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ Ernst & Young LLP
Irvine, California
18 November 2025

James Hardie Industries plc
Condensed Consolidated Balance Sheets

(Millions of US dollars)	(Unaudited) 30 September 2025	31 March 2025
Assets
Current assets:
Cash and cash equivalents	$566.7	$562.7
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	15.3	37.9
Restricted short-term investments - Asbestos	185.0	175.8
Accounts and other receivables, net	359.7	391.8
Inventories	638.0	347.1
Prepaid expenses and other current assets	172.7	100.6
Assets held for sale	76.1	73.1
Insurance receivable - Asbestos	5.8	5.5
Workers’ compensation - Asbestos	2.5	2.3
Total current assets	2,026.8	1,701.8
Property, plant and equipment, net	3,047.9	2,169.0
Operating lease right-of-use-assets	109.5	70.4
Finance lease right-of-use-assets	89.4	2.7
Goodwill	5,102.8	193.7
Intangible assets, net	3,265.9	145.6
Insurance receivable - Asbestos	22.7	23.2
Workers’ compensation - Asbestos	17.3	16.5
Deferred income taxes	80.9	600.4
Deferred income taxes - Asbestos	279.0	284.5
Other assets	26.8	22.1
Total assets	$14,069.0	$5,229.9
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$669.8	$446.4
Accrued payroll and employee benefits	181.6	133.3
Operating lease liabilities	27.9	21.6
Finance lease liabilities	5.3	1.1
Long-term debt, current portion	43.8	9.4
Accrued product warranties	10.6	7.3
Income taxes payable	7.1	10.3
Asbestos liability	125.7	119.4
Workers’ compensation - Asbestos	2.5	2.3
Other liabilities	55.9	59.1
Total current liabilities	1,130.2	810.2
Long-term debt	4,972.2	1,110.1
Deferred income taxes	479.9	121.1
Operating lease liabilities	98.3	63.9
Finance lease liabilities	96.1	1.8
Accrued product warranties	42.4	26.9
Asbestos liability	847.0	864.2
Workers’ compensation - Asbestos	17.3	16.5
Other liabilities	63.5	53.7
Total liabilities	7,746.9	3,068.4
Commitments and contingencies (Note 10)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 579,185,759 shares issued and outstanding at 30 September 2025 and 429,818,781 shares issued and outstanding at 31 March 2025	325.9	222.1
Additional paid-in capital	4,303.6	271.9
Retained earnings	1,732.5	1,725.7
Accumulated other comprehensive loss	(39.9)	(58.2)
Total shareholders’ equity	6,322.1	2,161.5
Total liabilities and shareholders’ equity	$14,069.0	$5,229.9
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (Unaudited)

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars, except per share data)	2025	2024	2025	2024
Net sales	$1,292.2	$960.8	$2,192.1	$1,952.7
Cost of goods sold	871.1	587.9	1,434.1	1,182.9
Gross profit	421.1	372.9	758.0	769.8
Selling, general and administrative expenses	250.8	149.9	406.9	299.7
Research and development expenses	15.8	12.8	27.9	24.6
Restructuring expenses	—	57.3	—	57.3
Acquisition related expenses	130.3	—	159.7	—
Asbestos adjustments	0.2	0.6	0.9	0.5
Operating income	24.0	152.3	162.6	387.7
Interest, net	65.4	1.9	103.2	3.6
Other (income) expense, net	(1.4)	—	9.7	(0.2)
(Loss) income before income taxes	(40.0)	150.4	49.7	384.3
Income tax expense	15.8	67.0	42.9	145.6
Net (loss) income	$(55.8)	$83.4	$6.8	$238.7
(Loss) income per share:
Basic	$(0.10)	$0.19	$0.01	$0.55
Diluted	$(0.10)	$0.19	$0.01	$0.55
Weighted average common shares outstanding (Millions):
Basic	577.4	430.8	504.0	432.0
Diluted	577.4	432.3	508.6	433.4
Comprehensive (loss) income, net of tax:
Net (loss) income	$(55.8)	$83.4	$6.8	$238.7
Currency translation adjustments	(4.8)	16.7	19.5	10.3
Cash flow hedges	(1.2)	—	(1.2)	(0.1)
Reclassification of other comprehensive income	—	8.5	—	8.5
Comprehensive (loss) income	$(61.8)	$108.6	$25.1	$257.4
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended 30 September
(Millions of US dollars)	2025	2024
Cash Flows From Operating Activities
Net income	$6.8	$238.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	182.9	101.7
Lease expense	18.5	16.5
Deferred income taxes	7.7	72.2
Stock-based compensation	19.9	12.3
Asbestos adjustments	0.9	0.5
Non-cash restructuring expenses	—	40.2
Non-cash interest expense	4.3	1.0
Non-cash charge related to step up of inventory	47.9	—
Other, net	28.6	15.6
Changes in operating assets and liabilities:
Accounts and other receivables	101.4	22.8
Inventories	(50.2)	(31.3)
Operating lease assets and liabilities, net	(20.9)	(17.0)
Prepaid expenses and other assets	(14.9)	(17.4)
Insurance receivable - Asbestos	1.7	2.1
Accounts payable and accrued liabilities	(9.1)	(8.7)
Claims and handling costs paid - Asbestos	(61.0)	(60.4)
Income taxes payable	(3.3)	(11.7)
Other accrued liabilities and interest	(6.9)	(12.8)
Net cash provided by operating activities	$254.3	$364.3
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(195.9)	$(225.2)
Capitalized interest	(5.1)	(12.8)
Cash consideration for The AZEK Company acquisition, net of cash acquired	(3,919.8)	—
Purchase of restricted investments - Asbestos	(96.4)	(98.4)
Proceeds from restricted investments - Asbestos	96.4	94.6
Other	—	0.4
Net cash used in investing activities	$(4,120.8)	$(241.4)
Cash Flows From Financing Activities
Proceeds from senior secured notes	$1,700.0	$—
Proceeds from term loans	2,500.0	—
Repayments of term loans	(301.6)	(3.8)
Debt issuance costs paid	(42.0)	—
Repayment of finance lease obligations	(1.5)	(0.6)
Shares repurchased	—	(149.9)
Taxes paid related to net share settlement of equity awards	(6.3)	(2.2)
Net cash provided by (used in) financing activities	$3,848.6	$(156.5)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(0.7)	$3.6
Net decrease in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(18.6)	(30.0)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	605.6	415.8
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$587.0	$385.8
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$35.5	$30.2
Non-cash ROU assets obtained in exchange for new lease liabilities	$13.6	$19.5
Non-cash consideration for AZEK acquisition	$4,143.6	$—
Supplemental Disclosure of Cash Flow Activities
Cash paid to AICF	$31.4	$24.8
    The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

	Three Months Ended 30 September 2025
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 30 June 2025	$222.1	$279.8	$1,788.3	$(33.9)	$2,256.3
Net loss	—	—	(55.8)	—	(55.8)
Other comprehensive loss	—	—	—	(6.0)	(6.0)
Stock-based compensation	—	6.4	—	—	6.4
Issuance of ordinary shares	0.3	1.1	—	—	1.4
Issuance of ordinary shares in connection with the acquisition of The AZEK Company	103.5	3,889.0	—	—	3,992.5
Issuance of stock awards in connection with the acquisition of The AZEK Company	—	127.3	—	—	127.3
Balances as of 30 September 2025	$325.9	$4,303.6	$1,732.5	$(39.9)	$6,322.1

	Six Months Ended 30 September 2025
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2025	$222.1	$271.9	$1,725.7	$(58.2)	$2,161.5
Net income	—	—	6.8	—	6.8
Other comprehensive income	—	—	—	18.3	18.3
Stock-based compensation	—	13.3	—	—	13.3
Issuance of ordinary shares	0.3	2.1	—	—	2.4
Issuance of ordinary shares in connection with the acquisition of The AZEK Company	103.5	3,889.0	—	—	3,992.5
Issuance of stock awards in connection with the acquisition of The AZEK Company	—	127.3	—	—	127.3
Balances as of 30 September 2025	$325.9	$4,303.6	$1,732.5	$(39.9)	$6,322.1

	Three Months Ended 30 September 2024
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 30 June 2024	$223.2	$259.4	$1,529.2	$—	$(74.8)	$1,937.0
Net income	—	—	83.4	—	—	83.4
Other comprehensive income	—	—	—	—	25.2	25.2
Stock-based compensation	0.1	5.9	—	—	—	6.0
Issuance of ordinary shares	—	0.1	—	—	—	0.1
Shares repurchased	—	—	—	(74.9)	—	(74.9)
Shares cancelled	(1.4)	(1.3)	(72.2)	74.9	—	—
Balances as of 30 September 2024	$221.9	$264.1	$1,540.4	$—	$(49.6)	$1,976.8

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity (continued)
(Unaudited)

	Six Months Ended 30 September 2024
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2024	$224.7	$256.5	$1,446.0	$—	$(68.3)	$1,858.9
Net income	—	—	238.7	—	—	238.7
Other comprehensive income	—	—	—	—	18.7	18.7
Stock-based compensation	0.1	10.0	—	—	—	10.1
Issuance of ordinary shares	—	0.3	—	—	—	0.3
Shares repurchased	—	—	—	(149.9)	—	(149.9)
Shares cancelled	(2.9)	(2.7)	(144.3)	149.9	—	—
Balances as of 30 September 2024	$221.9	$264.1	$1,540.4	$—	$(49.6)	$1,976.8
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc ("JHI plc") and its direct and indirect wholly-owned subsidiaries and variable interest entity ("VIE") are collectively referred to as "James Hardie", the "James Hardie Group" or the “Company”. The Company manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe and New Zealand. In August 2024, the company ceased manufacturing in the Philippines.
On 1 July 2025, the Company completed its acquisition of The AZEK Company Inc. ("AZEK"), an industry-leading designer and manufacturer of low maintenance and environmentally sustainable outdoor living products, with manufacturing and recycling facilities in the United States.
Basis of Presentation
The Company operates on a fiscal year ending 31 March. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles ("GAAP") for interim financial information, and in management's opinion, includes all adjustments, consisting of only normal and recurring adjustments, necessary for the fair statement of the Company's financial position, results of operations and cash flows for the interim periods presented. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. Interim financial results are not necessarily indicative of results anticipated for the full fiscal year or any other period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2025 from which the prior year balance sheet information herein was derived. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosures. Actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform to the current period presentation.
The Company has recorded on its condensed consolidated balance sheets certain foreign assets and liabilities, that are denominated in foreign currencies and subject to translation or remeasurement into US dollars at each reporting date under the applicable accounting guidance. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period.
The gains and losses on the remeasurement of the Company’s Euro denominated debt are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income (loss).
Summary of Significant Accounting Policies
During the six months ended 30 September 2025, the Company entered into an interest rate swap to manage market risks and reduce exposure resulting from fluctuations in interest rates associated with the new senior secured term facilities by converting a portion of its floating rate debt to fixed rate debt. The Company recognizes all derivative instruments at fair value and classifies them on the condensed consolidated balance sheet as either Other non-current assets or Other current liabilities. The Company

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

estimates the fair value of the interest rate swap using a valuation model based on observable market data, such as yield curves, and as such are classified as Level 2 within the fair value hierarchy. The interest rate swap qualified and was designated as a cash flow hedge on 1 July 2025. The effective portion of the change in fair value of the derivative is recorded as part of Accumulated other comprehensive loss and then reclassified into Interest, net in the same period in which the hedged transaction affects earnings. The related gains and losses are included as a reconciling item in the reconciliation of net income and net cash flow from operating activities each reporting period. The Company does not use derivatives for trading purposes. Refer to Note 9 "Derivative Instruments" for further details on the Company's derivative instrument.
Other than noted above, there were no changes to our significant accounting policies as described in our Annual Report on Form 20-F for the fiscal year ended 31 March 2025.
Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	30 September	31 March
(Millions of US dollars)	2025	2025
Cash and cash equivalents	$566.7	$562.7
Restricted cash	5.0	5.0
Restricted cash - Asbestos	15.3	37.9
Total	$587.0	$605.6
Restricted cash relates to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of Asbestos Injuries Compensation Fund ("AICF").
Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units, had been issued.
Basic and diluted common shares outstanding used in determining net income (loss) per share are as follows:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of shares)	2025	2024	2025	2024
Basic common shares outstanding	577.4	430.8	504.0	432.0
Dilutive effect of stock awards	—	1.5	4.6	1.4
Diluted common shares outstanding	577.4	432.3	508.6	433.4

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

There were 4.9 million and 0.2 million of potential common shares which would be considered anti-dilutive for the three and six months ended 30 September 2025, respectively. There were no potential common shares which would be considered anti-dilutive for the three and six months ended 30 September 2024.
Potential common shares of 1.1 million and 1.0 million for the three and six months ended 30 September 2025, respectively, and 0.6 million for both the three and six months ended 30 September 2024, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
Upon the completion of the acquisition of AZEK, the Company issued 148,861,701 shares of common stock on 1 July 2025.
Accounting Standards Issued But Not Yet Adopted
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740). The amendments in this standard enhance income tax disclosures primarily related to the rate reconciliation and income taxes paid information. These amendments are effective for fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-09 starting with its annual report for the fiscal year ending 31 March 2026 and will be required to make additional disclosures in the notes to the consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The amendments in this standard require disaggregation of specific expense categories in the notes to the financial statements and a qualitative description of the remaining expense amounts not separately disaggregated. These amendments are effective for fiscal years beginning after 15 December 2026, and interim periods within fiscal years beginning after 15 December 2027, with early adoption permitted. The Company plans to adopt ASU No. 2024-03 starting with its annual report for the fiscal year ending 31 March 2028 and is currently evaluating the impact of the guidance to the consolidated financial statements.
2.  Business Combination
On 1 July 2025, the Company completed the acquisition of AZEK pursuant to the Agreement and Plan of Merger dated 23 March 2025, as amended, (“Merger Agreement”) among James Hardie Industries plc, Juno Merger Sub Inc. and AZEK. As a result of the acquisition, AZEK became a wholly-owned subsidiary of the Company.
The business combination was accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the Company is required to measure identifiable assets acquired, liabilities assumed and any noncontrolling interests in the acquiree at their fair values as of the acquisition date. The Company’s accounting for the acquisition is preliminary. The acquisition-date fair value estimates for consideration transferred, identifiable assets acquired and liabilities assumed are based on preliminary calculations and allocations, and these estimates and assumptions are subject to change as additional information is obtained during the measurement period, which may be up to one year from the acquisition date.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Pursuant to the Merger Agreement, each outstanding share of AZEK common stock was converted into the right to receive US$26.45 in cash and 1.0340 of James Hardie ordinary shares listed on the New York Stock Exchange. Incorporated into consideration transferred is the fair value of certain employee stock options which were calculated using a Black-Scholes option pricing model, as well as certain employee restricted stock units, which were calculated as the stock price on the transaction date. Finally, the consideration includes the entirety of the US$437.8 million of AZEK debt that was repaid by James Hardie on the acquisition date.
Our preliminary calculation of the estimated consideration transferred is summarized below:

(Millions of US dollars, except per share data)	Purchase Consideration
Consideration Transferred:
Total shares of AZEK common stock acquired	143,966,912
Cash consideration per share of AZEK common stock	$26.45
Cash for AZEK common stock	3,807.9
Cash settlement of certain stock options	4.2
Cash consideration paid for common stock and stock options		$3,812.1
AZEK debt repaid as of the acquisition date		437.8
Total cash consideration paid		$4,249.9

Total shares of AZEK common stock acquired	143,966,912
Exchange ratio	1.034
James Hardie Ordinary Shares issued	148,861,787
Per share price of James Hardie ordinary shares on 1 July 2025	$26.82
Fair value of consideration of James Hardie ordinary shares		3,992.5
Fair value of James Hardie equity awards to be issued in exchange for certain AZEK equity awards		151.1
Total consideration transferred		$8,393.5

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following table summarizes the allocation of the purchase price to the identifiable assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. The purchase price allocation was based on preliminary valuations and is subject to revisions as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed become available.

(Millions of US dollars)	Assets Acquired and Liabilities Assumed
Cash and cash equivalents	$330.1
Accounts and other receivables	60.6
Inventories	280.0
Prepaid expenses and other current assets	59.8
Property, plant and equipment	790.6
Intangible assets	3,160.0
Other assets - non-current	124.6
Total assets acquired	$4,805.7

Accounts payable and accrued liabilities	$209.4
Other liabilities - current	73.8
Deferred tax liabilities, net	872.2
Other liabilities - non-current	149.9
Total liabilities assumed	$1,305.3
Net assets acquired	$3,500.4
Amount of goodwill recognized	$4,893.1
Total consideration transferred	$8,393.5
The Company has completed the preliminary valuation analyses necessary to assess the fair values of the assets acquired and liabilities assumed and the amount of goodwill to be recognized as of the acquisition date. These fair values were based on management’s estimates and assumptions; however, the amounts indicated above are preliminary in nature and are subject to adjustment as additional information is obtained and evaluated about the facts and circumstances that existed as of the acquisition date. Accordingly, there may be adjustments to the assigned values. The primary areas that remain preliminary include, but are not limited to, intangible assets including the preliminary assumptions used in their estimates of fair values and their respective estimated useful lives, the valuation of property, plant and equipment, real estate leases, certain tangible assets, income taxes, and residual goodwill. The final determination of the fair values, purchase consideration, related income tax impacts and residual goodwill will be completed as soon as practicable, and within the measurement period of up to one year from the acquisition date as permitted under GAAP. Any adjustments to provisional amounts that are identified during the measurement period will be recorded in the reporting period in which the adjustment is determined.
Goodwill of US$4,893.1 million arising from the acquisition is calculated as the excess of the purchase price over the net assets acquired and is attributable to expected synergies, expanded market opportunities, and enhanced delivery network capabilities. Goodwill related to this acquisition is expected to be nondeductible for tax purposes. As the valuation is preliminary, we have not yet finalized the assignment of goodwill to our reporting units, and no goodwill currently resides in our reportable segments. See Note 6 "Goodwill and Other Intangible Assets" for more information.
As described in more detail in Note 15 "Segment Information", the Company changed its segment reporting structure to reflect its new organizational structure commencing with the quarter ended 30

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

September 2025. Under the revised reporting structure, the legacy North America Fiber Cement segment was integrated with the acquired AZEK Exteriors business to form a new segment called Siding & Trim. Additionally, the Company created a Deck, Rail & Accessories segment which includes the remainder of the newly acquired AZEK business. The newly named Australia & New Zealand segment consists of the legacy Asia Pacific Fiber Cement segment, while the newly named Europe segment consists of the legacy Europe Building Products segment.
During the quarter ended 30 September 2025, the Company recorded acquisition-related costs as follows:
•Acquisition related expenses line item in the condensed consolidated statements of operations and comprehensive income (loss) statement of US$130.3 million includes:
◦US$65.3 million of transaction costs, recognized as incurred;
◦US$65.0 million of integration costs, recognized as incurred; and
•US$47.9 million of additional Cost of goods sold related to the fair value step-up in inventory sold, which was fully recognized during the three months ended 30 September 2025.
AZEK Results
For the three months ended 30 September 2025, AZEK results were as follows:

Three Months Ended 30 September 2025
(Millions of US dollars)	(unaudited)
Revenue	$345.1
Net loss	$(50.7)
Included in the results of AZEK was a one-time increase in Cost of goods sold of US$47.9 million inventory step-up adjustment. Also included in the results is additional amortization of US$48.7 million resulting from the recognition of identified finite-lived intangible assets resulting from the preliminary purchase price accounting and acquisition related costs of US$38.0 million.
Supplemental Pro Forma Results of Operations
The following unaudited supplemental pro forma financial information presents our consolidated results of operations as if the acquisition had been completed on 1 April 2024, but using the fair values of the assets acquired and liabilities assumed as of the closing date of the merger. This pro forma presentation does not include any impact of transaction synergies. The pro forma results are not necessarily indicative of our results of operations that actually would have been obtained had the acquisition been completed on the assumed date, nor are they necessarily indicative of future results.

	Six Months Ended 30 September
(Millions of US dollars)	2025 (Unaudited)	2024 (Unaudited)
Revenue	$2,624.4	$2,735.3
Net income	$18.8	$195.8
The pro forma results include adjustments directly attributable to the business combination. The adjustments relate to purchase accounting, primarily amortization of intangible assets and the impact of the acquisition financing. Included in the results for the six months ended 30 September 2025 are acquisition related expenses of US$159.7 million.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

3. Revenues
The Company's presentation of revenue by reportable segment most reasonably depicts how the nature, amount, timing and uncertainty of the Company's revenue and cash flows are affected by economic and market-specific factors. The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers per the arranged shipping terms, which are generally on delivery.
The following represents the Company's disaggregated revenues:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2025	2024	2025	2024
Siding & Trim	$766.0	$695.8	$1,407.8	$1,425.1
Deck, Rail & Accessories	255.8	—	255.8	—
Australia & New Zealand	132.9	148.4	254.5	283.7
Europe	137.5	116.6	274.0	243.9
Total	$1,292.2	$960.8	$2,192.1	$1,952.7
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded in Net sales based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products, and contractual obligations. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
4.  Inventories
Inventories consist of the following components:

	30 September	31 March
(Millions of US dollars)	2025	2025
Finished goods	$468.0	$243.9
Work-in-process	46.3	26.5
Raw materials and supplies	139.1	87.4
Provision for obsolete finished goods and raw materials	(15.4)	(10.7)
Total	$638.0	$347.1

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

5.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

	30 September	31 March
(Millions of US dollars)	2025	2025
Land	$106.7	$94.7
Buildings	933.0	747.0
Machinery and equipment	3,055.0	2,316.2
Construction in progress	589.4	532.0
Property, plant and equipment, at cost	4,684.1	3,689.9
Less accumulated depreciation	(1,636.2)	(1,520.9)
Property, plant and equipment, net	$3,047.9	$2,169.0
Depreciation expense for the three and six months ended 30 September 2025 was US$74.2 million and US$129.4 million, respectively. Depreciation expense for the three and six months ended 30 September 2024 was US$50.8 million and US$99.0 million, respectively.
6. Goodwill and Other Intangible Assets
Goodwill
The following are the changes in the carrying value of goodwill:

(Millions of US dollars)	Europe	General Corporate [1]	Total
Balance - 31 March 2025	$193.7	$—	$193.7
Foreign exchange impact	16.0	—	16.0
Acquisition of The AZEK Company	—	4,893.1	4,893.1
Balance - 30 September 2025	$209.7	$4,893.1	$5,102.8
[1] The valuation of the AZEK acquisition is preliminary, and the assignment of goodwill to our reportable segments is not yet finalized. As such no goodwill from the AZEK acquisition currently resides in our reportable segments.

The following are the net carrying amount of indefinite lived intangible assets other than goodwill:

	30 September	31 March
(Millions of US dollars)	2025	2025
Trade names	$120.8	$111.6
Other	7.4	7.4
Total	$128.2	$119.0

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following are the net carrying amount of amortizable intangible assets:

		30 September 2025
(Millions of US dollars)	Lives in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	2 to 18	$2,661.5	$(61.4)	$2,600.1
Trade names	5 to 15	350.0	(7.4)	342.6
Technology	10	200.0	(5.0)	195.0
Total		$3,211.5	$(73.8)	$3,137.7

		31 March 2025
(Millions of US dollars)	Lives in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	2 to 13	$47.5	$(20.9)	$26.6
Total		$47.5	$(20.9)	$26.6
The amortization of intangible assets was US$49.8 million and US$51.0 million for the three and six months ended 30 September 2025, respectively. The amortization of intangible assets was US$1.1 million and US$2.2 million for the three and six months ended 30 September 2024, respectively. As of 30 September 2025, the remaining weighted average amortization period for acquired intangible assets was 17.1 years.
7.  Debt
The Company’s debt obligations are as follows:

	30 September	31 March
(Millions of US dollars)	2025	2025
Unsecured debt:
3.625% Senior notes due 2026 (€400.0 million)	$469.2	$433.4
5.000% Senior notes due 2028	400.0	400.0
Term Loan due 2028	—	290.6
Secured debt:
5.875% Senior notes due 2031	700.0	—
6.125% Senior notes due 2032	1,000.0	—
Revolving Facility	—	—
Term A-1 Facility, due 2028	750.0	—
Term A-2 Facility, due 2030	1,739.1	—
Unamortized debt issuance costs	(42.3)	(4.5)
Total debt	5,016.0	1,119.5
Less current portion	(43.8)	(9.4)
Total Long-term debt	$4,972.2	$1,110.1

Weighted average interest rate of total debt	5.6%	4.8%

Fair value of Senior unsecured notes (Level 1)	$865.5	$817.7
Fair value of Senior secured notes (Level 1)	$1,720.6	$—

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

As of 30 September 2025, the carrying value of the Company's Credit Facilities, as discussed below, of US$2,489.1 million approximates fair value, as the interest rate is variable and reflects current market rates.
Debt Facilities - Terminated
The following debt facilities were terminated during the six months ended 30 September 2025, and the remaining associated debt issuance costs of US$32.9 million were written off to interest expense. Included in the write off were remaining Bridge Commitment costs of US$31.5 million which were classified as Prepaid expenses and other current assets as of 31 March 2025.
Term Loan Agreement ("TLA")
In April 2025, the Company used existing cash resources to pay off the outstanding balance and related interest on its TLA totaling US$295.3 million.
Unsecured Revolving Credit Facility
In May 2025, the Company terminated its undrawn US$600.0 million unsecured revolving credit facility.
Bridge Commitment
In June 2025, the Company cancelled its 364-day Bridge Commitment in conjunction with establishing the new facilities noted below.
Debt Facilities - New
Senior Secured Credit Facilities
In May 2025, James Hardie International Group Limited ("JHIGL"), JH North America Holdings Inc. ("JHNAH"), James Hardie International Finance Designated Activity Company ("JHIF"), James Hardie US Holdings Limited ("JHUSHL") and James Hardie Building Products Inc. ("JHBP") entered into a Credit and Guaranty Agreement (the "Credit Agreement"), with Bank of America, N.A. ("BofA"), as administrative and collateral agent.
The Credit Agreement provides for senior secured credit facilities (the "Credit Facilities") in an aggregate principal amount of US$3.5 billion, with terms as follows:
•a senior secured term "A" loan facility in an aggregate principal amount of US$750 million (the "Term A-1 Facility"), maturing 30 May 2028 with interest at a Term Secured Overnight Financing Rate ("SOFR") plus a margin varying from 1.25% to 1.875%;
•a senior secured term "A" loan facility in an aggregate principal amount of US$1.75 billion (the "Term A-2 Facility" and, together with the Term A-1 Facility, the "Term Facilities"), maturing 30 May 2030 with interest at a Term SOFR plus a margin varying from 1.375% to 2.00%; and
•a senior secured revolving credit facility in an aggregate principal amount of US$1.0 billion (the "Revolving Facility"), which includes a US$100 million sublimit for the issuance of letters of credit and a US$50 million sublimit for the borrowing of swing line loans, maturing 30 May 2030. Interest on the Revolving Facility will be at a Term SOFR plus a margin varying from 1.375% to 2.00%, and unutilized commitments are subject to a per annum fee ranging from 0.20% to 0.30%.
Debt issuance costs incurred in connection with the Credit Facilities are recorded as an offset to Long-term debt on the Company's condensed consolidated balance sheet as of 30 September 2025. These costs will be amortized as interest expense using the effective interest method over the stated terms.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

On 1 July 2025, the Company drew down the entire US$2.5 billion on the Term Facilities to fund a portion of the cash consideration for the AZEK acquisition.
2031 and 2032 Senior Secured Notes
In June 2025, JHNAH completed its private offering of US$1.7 billion aggregate principal amount of senior secured notes (the "Notes"). The Notes were issued at par with US$700 million due 31 January 2031 (the "2031 Notes") and the remaining US$1.0 billion due 31 July 2032 (the "2032 Notes"). The 2031 Notes bear interest at a rate of 5.875% per annum and the 2032 Notes bear interest at a rate of 6.125% per annum.
The Company used the net proceeds from the Notes, together with proceeds of the Term Facilities and cash on hand, to (i) finance the aggregate cash consideration of the acquisition of AZEK (ii) to repay and terminate AZEK's existing debt and (iii) to pay fees and expenses related to the acquisition.
Debt issuance costs incurred in connection with the 2031 and 2032 Notes are recorded as an offset to Long-term debt on the Company’s condensed consolidated balance sheet as of 30 September 2025. These costs will be amortized as interest expense using the effective interest method over the stated terms.
The indenture governing the 2031 and 2032 Notes contains covenants that limit the ability of the Company and any of its restricted subsidiaries, to, among other things: create liens on certain assets to secure debt and to enter into certain sale-leaseback transactions. The Credit Facilities contain certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidation actions.
The obligations under the Credit Facilities and Notes are (i) jointly and severally guaranteed on a senior secured basis by JHIGL, JHNAH, JHIF, JHUSHL and JHBP and; (ii) are secured by a lien on the equity interests of certain direct wholly owned material US restricted subsidiaries of JHIGL and the borrowers that are not restricted from being pledged pursuant to applicable regulatory requirements or applicable law.
At 30 September 2025, the Company’s debt maturities for the next five fiscal years and thereafter are as follows:

(Millions of US dollars)	Amount
Fiscal 2026	$21.9
Fiscal 2027	512.9
Fiscal 2028	476.6
Fiscal 2029	837.5
Fiscal 2030	87.5
Thereafter	3,121.9
Total	$5,058.3

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

As of 30 September 2025, the Company was in compliance with all of its covenants contained in the senior unsecured notes, Senior Secured Credit Facilities and Senior Secured Notes.
Off Balance Sheet Arrangements
As of 30 September 2025, the Company had no outstanding borrowings under the Revolving Facility and had US$7.7 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$992.3 million of available borrowing capacity under the Revolving Facility.
8.  Asbestos
The following is a detailed rollforward of the Net Unfunded Amended and Restated Final Funding Agreement ("AFFA") liability, net of tax, for the six months ended 30 September 2025.

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2025	$(983.6)	$28.7	$213.7	$0.7	$(740.5)	$284.5	$37.9	$(418.1)
Asbestos claims paid	60.3	—	(60.3)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	31.4	—	31.4	—	—	31.4
AICF claims-handling costs incurred (paid)	0.7	—	(0.7)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.0)	—	(1.0)	—	—	(1.0)
Insurance recoveries	—	(1.7)	1.7	—	—	—	—	—
Movement in income taxes	—	—	—	—	—	(18.8)	(19.8)	(38.6)
Other movements	—	—	5.3	(0.1)	5.2	(1.2)	(0.1)	3.9
Effect of foreign exchange	(50.1)	1.5	10.2	—	(38.4)	14.5	1.1	(22.8)
Closing Balance - 30 September 2025	$(972.7)	$28.5	$200.3	$0.6	$(743.3)	$279.0	$19.1	$(445.2)

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Six Months
	Ended	For the Years Ended 31 March
	30 September 2025	2025	2024	2023	2022	2021
Number of open claims at beginning of period	482	379	359	365	360	393
Number of new claims
Direct claims	186	443	410	403	411	392
Cross claims	71	210	154	152	144	153
Number of closed claims	308	550	544	561	550	578
Number of open claims at end of period	431	482	379	359	365	360
Average settlement amount per settled claim	A$315,000	A$327,000	A$289,000	A$303,000	A$314,000	A$248,000
Average settlement amount per case closed [1]	A$262,000	A$291,000	A$262,000	A$271,000	A$282,000	A$225,000

Average settlement amount per settled claim	US$204,000	US$213,000	US$190,000	US$208,000	US$232,000	US$178,000
Average settlement amount per case closed [1]	US$170,000	US$190,000	US$172,000	US$186,000	US$208,000	US$162,000
[1] The average settlement amount per case closed includes nil settlements.
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.
AICF Funding
During fiscal year 2026, the Company will contribute A$193.6 million to AICF, excluding interest, in quarterly installments. The first two payments of A$48.4 million were made on 1 July 2025 and 1 October 2025.
For the six months ended 30 September 2025, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Restricted Investments
AICF invests its excess cash in time deposits, which are classified as held to maturity investments and the carrying value materially approximates the fair value for each investment. The following table represents the investments outstanding as of 30 September 2025:

Date Invested	Maturity Date	Interest Rate	A$ Millions
July 2025	24 July 2026	4.14%	60.0
April 2025	7 April 2026	4.16%	90.0
January 2025	27 January 2026	4.87%	60.0
October 2024	17 October 2025	4.94%	70.0
9. Derivative Instruments
In May 2025, the Company entered into an interest rate swap agreement to manage interest rate risk related to the Company’s Term Facilities by swapping variable interest at a rate based on SOFR with a fixed rate of 3.79%. The interest rate swap agreement has a notional amount of US$1.0 billion and will expire on 30 June 2028.
On 1 July 2025, the Company met the requirements to designate the swap as a cash flow hedge. The fair value of the interest rate swap is estimated by using a valuation model based on observable market data, including yield curves. The gain (loss) is recorded in Accumulated other comprehensive loss and then reclassified into Interest, net in the same period in which the hedged transaction affects earnings. As of 30 September 2025, the Company expects to reclass approximately US$5.9 million (US$4.5 million after-tax) as a decrease to interest expense in the next 12 months.
For the three months ended 30 June 2025, the swap did not meet the requirements for hedge designation and the Company recorded a loss of US$11.6 million in Other (income) expense, net.
The fair value of the interest rate swap and classification on the condensed consolidated balance sheets is as follows:

			Fair Value as of
(Millions of US dollars)	Fair Value Hierarchy	Balance Sheet Location	30 September 2025	31 March 2025
Interest rate swap	Level 2	Other current liabilities	$12.5	$—
Readers are referred to Note 14 "Accumulated Other Comprehensive Loss" for further details of the effect derivative instruments.
10.  Commitments and Contingencies
Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

effect on the Company’s consolidated financial position, results of operations or cash flows, except as described in these condensed consolidated financial statements.
Australia Class Action Securities Claim
On 8 May 2023, a group proceeding (class action) was filed in The Supreme Court of Victoria, Australia by Raeken Pty Ltd against James Hardie Industries plc on behalf of persons who purchased certain James Hardie equity securities from 7 February 2022 through 7 November 2022. The litigation is being funded by a litigation funder in Australia, CASL Funder Pty Ltd. The proceeding includes allegations that James Hardie breached relevant provisions of the Corporations Act 2001 (Cth) and the Australian and Securities Investment Act 2001 (Cth), including with respect to certain forward-looking statements James Hardie made about forecasted financial performance measures during the period specified above. The Company believes the challenged statements were proper and is defending the matter. Currently, this matter is set for trial starting early July 2026. As of 30 September 2025, the Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.
Australian Tax Office (“ATO”) Audit
In February 2024, the ATO issued a transfer pricing position paper for income years ended 31 March 2011 through 31 March 2019, setting out the ATO’s view that certain profits related to arrangements with the Company’s technology holding company based in Ireland should be allocated to Australian subsidiaries of the Company and taxed in Australia. In October 2025, the Company and the ATO reached an agreement which finalizes the tax audit being conducted by the ATO on the Company's Australian income tax returns for the years ended 31 March 2011 through 31 March 2019, settles all outstanding issues arising from this audit up to and including the year ended 31 March 2025, and provides greater clarity for future years. The agreed settlement was made without concessions or admissions of liability by either the Company or the ATO. During the three months ended 30 September 2025, the Company recognized an income tax expense of US$18.2 million (A$27.6 million) and a corresponding non-cash reduction in the deferred tax assets relating to Australian net operating losses in respect of this settlement. There will be no additional taxes payable in respect of this settlement.
U.S. Class Action Securities Claim
On 24 October 2025, a putative class action was filed in United Stated District Court for the Northern District of Illinois by Laborers’ District Council and Contractors’ Pension Fund of Ohio against James Hardie Industries plc and its CEO and CFO on behalf of persons who purchased certain James Hardie equity securities from 20 May 2025 through 18 August 2025.
The proceeding includes allegations that James Hardie violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78j(b) and 78t(a) and Rule 10b-5 promulgated thereunder by the SEC, 17 C.F.R. § 240.10 b-5., including regarding its knowledge of customers destocking inventory in April and early May 2025 and statements on 20 and 21 May 2025 about inventory destocking occurring. The Company believes the challenged statements were proper and is defending the matter. The Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.
Environmental
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

11.  Income Taxes
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the six months ended 30 September 2025, the Company paid taxes, net of refunds, of US$61.9 million.
Income tax expense differs from the statutory rate primarily due to the Company’s mix of pre-tax income by jurisdiction and foreign taxes on domestic income, plus discrete items including the impact of the ATO settlement agreement.
Deferred income taxes include net operating loss carry-forwards. At 30 September 2025, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of approximately US$68.2 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 30 September 2025, the Company recognized a tax deduction of US$62.7 million (A$96.8 million) for the current year relating to total contributions to AICF of US$674.5 million (A$967.5 million) incurred in tax years 2022 through 2026.
On 4 July 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the U.S. The OBBBA includes significant provisions, including reinstatement of federal bonus depreciation, deductions for domestic research and development expenditures, and modifications to the international tax framework. The enactment of OBBBA did not have a material impact on the Company’s condensed consolidated financial statements.
12.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2025	2024	2025	2024
Liability Awards	$1.5	$5.3	$5.5	$3.4
Equity Awards	12.7	8.0	19.6	12.3
Total stock-based compensation expense	$14.2	$13.3	$25.1	$15.7
As of 30 September 2025, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$40.7 million and will be recognized over an estimated weighted average amortization period of 2.1 years.
As of the acquisition date, the estimated fair value of the assumed equity awards was US$182.1 million, of which US$160.0 million was recognized as goodwill and the balance of US$22.1 million will be recognized as stock-based compensation expense over the remainder term of the replacement awards. The fair value of the replacement awards for services rendered through the acquisition date was recognized as a component of the purchase consideration, with the remaining fair value related to the post-combination services to be recorded as stock-based compensation over the remaining vesting period.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The Company used the Black-Scholes pricing model to estimate the fair value of replacement service-based stock option awards. The significant assumptions used for the stock option valuation include risk free interest rate of 3.75% - 3.88%, expected volatility of 35.0% - 40.0%, expected terms of 2.47 - 5.60 years, and expected dividend yield of 0.0%. The fair value of the replacement restricted stock units was based on the closing price on the acquisition date.
During the three months ended 30 September 2025, stock-based compensation expense included US$11.8 million related to the replacement awards in connection with the AZEK merger.
13.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss consists of the following at 30 September 2025:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2025	$0.1	$1.4	$(59.7)	$(58.2)
Change in component, net of tax	(0.4)	—	19.5	19.1
Reclassification from other comprehensive loss into net income, net of tax	(0.8)	—	—	(0.8)
Balance at 30 September 2025	$(1.1)	$1.4	$(40.2)	$(39.9)
14.  Restructuring Expenses
Restructuring expenses consists of the following:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2025	2024	2025	2024
Equipment write offs, including disposal costs	$—	$31.1	$—	$31.1
Reclassification of foreign currency translation adjustments	—	8.3	—	8.3
Other exit costs	—	17.9	—	17.9
Asia Pacific Fiber Cement segment	$—	$57.3	$—	$57.3
Asia Pacific Fiber Cement segment
For the three and six months ended 30 September 2024, the Company recorded US$57.3 million of exit costs related to its decision to shut down its manufacturing and wind-down commercial operations in the Philippines. The net assets remaining in the Philippines primarily consists of land and buildings, which the Company is actively marketing to sell.
15.  Segment Information
As of 30 September 2025, the Company has four reportable segments:
•Siding & Trim segment - Manufactures fiber cement and PVC exterior siding and trim products, as well as moulding, interior linings, and accessories in the United States. These products are sold in the United States and Canada.
•Deck, Rail & Accessories segment - Manufactures decking, railing, cladding, pergolas, cabanas and related accessories in the United States; these products are sold in the United States and Canada.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

•Australia & New Zealand segment - Includes fiber cement products manufactured in Australia and sold in Australia and New Zealand.
•Europe segment - Includes fiber gypsum products and cement bonded boards manufactured in Europe, and fiber cement products manufactured in the United States that are sold in Europe.
The Company's General Corporate and unallocated Research and Development ("R&D") costs do not meet the applicable accounting guidance for separate disclosure as a reportable segment, and are reflected as reconciling items to consolidated Operating Income. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs, acquisition related costs and rental expense on the Company’s corporate offices, which are not allocated to the reportable segments. Unallocated R&D costs represented the costs incurred by the research and development centers which were costs not directly associated with one of our reportable segments. Beginning 1 July 2025, R&D costs are allocated to the segments. For the three months ended 30 September 2025, US$7.7 million was allocated to Siding & Trim, US$1.2 million to Australia & New Zealand and US$0.2 million to Europe. The Company does not report total assets by segment as the Company’s Chief Operating Decision Maker does not assess performance, or allocate resources based on segment assets.
The Company does not report Interest, net for each segment as the segments are not held directly accountable for interest.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following is the Company’s segment information:

	Operating Income
(Millions of US dollars)	Siding & Trim	Deck, Rail & Accessories	Australia & New Zealand	Europe	Total
For the three months ended 30 September 2025
Net sales	$766.0	$255.8	$132.9	$137.5	$1,292.2
Cost of goods sold	499.7	200.0	76.3	95.1	871.1
Gross profit	266.3	55.8	56.6	42.4	421.1
Selling, general and administrative expenses	100.6	65.2	17.1	27.8	210.7
Other expenses [1]	14.7	2.5	1.5	0.9	19.6
Segment operating income (loss)	$151.0	$(11.9)	$38.0	$13.7	$190.8

Reconciliation to consolidated operating income
Less: General Corporate [2,3]					(166.8)
Consolidated operating income					$24.0

For the six months ended 30 September 2025
Net sales	$1,407.8	$255.8	$254.5	$274.0	$2,192.1
Cost of goods sold	901.0	200.0	145.6	187.5	1,434.1
Gross profit	506.8	55.8	108.9	86.5	758.0
Selling, general and administrative expenses	176.6	65.2	31.3	56.0	329.1
Other expenses [1]	18.0	2.5	1.8	1.7	24.0
Segment operating income (loss)	$312.2	$(11.9)	$75.8	$28.8	$404.9

Reconciliation to consolidated operating income
Less: General Corporate and Unallocated R&D [2,3]					(242.3)
Consolidated operating income					$162.6
____________
1.Other expenses represent R&D costs and acquisition related expenses allocated to the segments.
2.Includes acquisition related expenses.
3.Starting 1 July 2025, the Company is now allocating R&D costs to the segments.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Operating Income
(Millions of US dollars)	Siding & Trim	Australia & New Zealand	Europe	Total
For the three months ended 30 September 2024
Net sales	$695.8	$148.4	$116.6	$960.8
Cost of goods sold	419.8	84.7	83.4	587.9
Gross profit	276.0	63.7	33.2	372.9
Selling, general and administrative expenses	71.1	14.1	23.5	108.7
Restructuring expenses	—	57.3	—	57.3
Other expenses [1]	3.0	0.3	0.8	4.1
Segment operating income (loss)	$201.9	$(8.0)	$8.9	$202.8

Reconciliation to consolidated operating income
Less: General Corporate and Unallocated R&D costs				(50.5)
Consolidated operating income				$152.3

For the six months ended 30 September 2024
Net sales	$1,425.1	$283.7	$243.9	$1,952.7
Cost of goods sold	845.7	164.5	172.7	1,182.9
Gross profit	579.4	119.2	71.2	769.8
Selling, general and administrative expenses	144.9	28.1	49.0	222.0
Restructuring expenses	—	57.3	—	57.3
Other expenses [1]	5.3	0.6	1.1	7.0
Segment operating income	$429.2	$33.2	$21.1	$483.5

Reconciliation to consolidated operating income
Less: General Corporate and Unallocated R&D costs				(95.8)
Consolidated operating income				$387.7
____________
1.Other expenses represent R&D costs and acquisition related expenses allocated to the segments.

	Depreciation and Amortization
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2025	2024	2025	2024
Siding & Trim	$58.0	$38.2	$101.6	$74.3
Deck, Rail & Accessories	53.8	—	53.8	—
Australia & New Zealand	5.5	4.7	10.7	9.5
Europe	7.3	8.1	14.1	15.6
General Corporate and R&D	1.8	0.9	2.7	2.3
Total	$126.4	$51.9	$182.9	$101.7

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Capital Expenditures
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2025	2024	2025	2024
Siding & Trim	$53.7	$65.5	$127.6	$154.0
Deck, Rail & Accessories	16.1	—	16.1	—
Australia & New Zealand	12.6	10.4	26.3	25.0
Europe	7.9	18.2	20.8	43.9
General Corporate and R&D	2.4	1.3	5.1	2.3
Total	$92.7	$95.4	$195.9	$225.2